

January 15, 2021

Jessica Marion
Chief Financial Officer
One Equity Partners Open Water I Corp.
c/o OEP Open Water I Holdings, LLC
510 Madison Avenue, 19th Floor
New York, New York 10022

   Re: One Equity Partners Open Water I Corp.
   Amendment No. 1 to Registration Statement on Form S-1
   Filed January 14, 2021
   File No. 333-251925

Dear Ms. Marion:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1 filed January 14, 2021

Risk Factors, page 34

1.   Please include a risk factor to highlight that as the number of special purpose acquisition companies evaluating targets increases, attractive targets may become scarcer and there may be more competition for attractive targets which could increase the cost of your initial business combination and could even result in your inability to find a target or to consummate an initial business combination.

Signatures, page II-7

2.   Please include the signatures of a majority of your board of directors below the second paragraph of text required on the Signatures page.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Jean Yu, Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Christian O. Nagler